FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of August 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPHS 1 THRU 9 OF THE REGISTRANT'S PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE
DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference is the following Registrant's press release:

B.O.S. Better Online Solutions Ltd. Reports Results for the Second Quarter of 2005; Dated August 23, 2005.




Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO

Dated: August 23, 2005

B.O.S. BETTER ONLINE SOLUTIONS LTD. REPORTS RESULTS FOR THE SECOND QUARTER OF
2005

- REVENUES INCREASED 424%

TERADYON, Israel--(BUSINESS WIRE) - August 23, 2005--B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC - NEWS; TASE:BOSC) reported today its results for the quarter ended June 30, 2005.

Revenues for the second quarter of 2005 were $7.3M, an increase of 424% as compared to $1.4M for the second quarter of 2004. Our revenues increased mainly due to the consolidation of Odem Electronic Technologies 1992 Ltd. ("Odem") (related to the Electronic Component operating segment), acquired in November 2004, and Quasar Telecom (2004) Ltd. (related to the Communication operating segment), which began operating during late September 2004.

Loss from continuing operations for the second quarter of 2005 was $940,000 (or -$0.19 per share) compared to a loss of $447,000 (or -$0.11 per share), for the second quarter of 2004.

Operating loss for the second quarter of 2005 was $431,000, compared to operating loss of $380,000 for the second quarter of 2004.

Gross profit for the second quarter of 2005 increased 194% to $2M, compared to $680,000 for the second quarter of 2004.

In the second quarter of 2005, the Company recorded income from grants from the Office of the Israeli Chief Scientist in the amount of $133,000. During the second quarter of 2005, the Office of the Israeli Chief Scientist confirmed its participation in the financing of the Company's annual development program of the Communication segment, in the total amount of $350,000.

Financial expenses for the second quarter of 2005 were $161,000, compared to financial expenses of $7,000, for the second quarter of 2004. Financial expenses for the second quarter of 2005 include interest expenses in the amount of $119,000 related to the convertible note, which was issued to Laurus Master Fund in June 2004. In July 2005, Laurus has given notice of conversion of approximately $1.58M of the note principle amount and accrued interest into 540,293 ordinary shares of the Company. Thus, the balance of the note was converted.

Revenues for the six months ended June 30, 2005 amounted to $14.6M, an increase of 464% as compared to $2.6M for the six months ended June 30, 2004. Loss from continuing operations for such period amounted to $1.9M (or -$0.39 per share) compared to net loss of $1M (or -$0.28 per share) for the six months ended June 30, 2004.

As of June 30, 2005, the Company's balance sheet shows financial resources (cash, cash equivalents and marketable securities) of $6.4M and loans (long and short term) of $4.7M. On June 30, 2005 the Company completed a private placement in the total amount of $2.2 million. $1.45M were received by the Company before June 30, 2005, and an additional $750,000 were received during July 2005.

On July 18, 2005, BOScom, Ltd., the Company's wholly-owned subsidiary, signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, "Consist"), for the sale of its PrintBOS activities in consideration of $500,000 plus a contingent payment in each of the next three years equal to 6-10% of the future revenues exceeding $1M per year, that Consist generates from the PrintBOS activities. The closing of the transaction is subject to approval of the Office of the Israeli Chief Scientist. This agreement is a step in the implementation of BOS' strategy to sell non-core businesses in order to enhance its profitable activities.

ADIV BARUCH, BOS' CEO STATED: "BOS`S RESULTS AND ACTIVITIES ARE IMPROVING AND WE EXPECT A FURTHER IMPROVEMENT IN THE UPCOMING QUARTERS. WE ARE PLEASED WITH ODEM'S RESULTS AND IMPROVED MARGINS - THAT EXCEEDED OUR EXPECTATIONS. WE CONSIDER THE CONVERSION OF DEBT INTO SHARES, AFFECTED BY LAURUS IN JULY 2005, AN ACT OF SUPPORT AND CONFIDENCE IN BOS' FUTURE."

EDOUARD CUKIERMAN, CHAIRMAN OF BOS COMMENTED: "BOS IS TAKING SOME STRATEGIC STEPS IN ORDER TO ENHANCE ITS ACTIVITIES AND FINANCIAL RESULTS. WE ARE IN THE PROCESS OF SELLING NON-CORE ACTIVITIES AND CONTINUE TO FOCUS OUR ATTENTION ON GROWING PROMISING DIVISIONS. WE HAVE FULL CONFIDENCE THESE STEPS WILL YIELD TO THE BENEFIT OF ALL SHARE HOLDERS. "

About BOS

B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on three domains:

     o Communications products- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o Connectivity products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

     o Software utilities solutions for the design, distribution and management of documents for a range of operating systems, including mainframe, iSeries, Linux, UNIX, and for various enterprise applications - ERP, CRM, financial and healthcare applications.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was recently acquired. BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC - NEWS) and on the Tel-Aviv stock exchange (TASE: BOSC).

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

----------
CONTACT:
     Gelbart-Kahana Public Relations & Investors Relations
     Ms. Shelly Horkin +972-3-6074717

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


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                        SIX MONTHS ENDED             THREE MONTHS ENDED
                                                            JUNE 30,                       JUNE 30,               YEAR ENDED
                                                   ------------------------        ------------------------       DECEMBER 31,
                                                     2005            2004            2005            2004            2004
                                                   --------        --------        --------        --------        --------
Revenues                                           $ 14,593        $  2,586        $  7,321        $  1,397        $  8,282
Cost of revenues                                     10,598           1,236           5,284             717           4,608
                                                   --------        --------        --------        --------        --------

Gross profit                                          3,995           1,350           2,037             680           3,674
                                                   --------        --------        --------        --------        --------

Operating expenses:
  Research and development                            1,457             941             721             518           2,296
    Less - grants and participation                    (133)           (211)           (133)           (211)           (492)
  Selling and marketing                               1,918             637             999             345           1,706
  General and administrative                          1,717             815             881             408           1,705
                                                   --------        --------        --------        --------        --------

Total operating expenses                              4,959           2,182           2,468           1,060           5,215
                                                   --------        --------        --------        --------        --------

Operating loss                                         (964)           (832)           (431)           (380)         (1,541)
Financial income (expenses), net                       (322)              8            (161)             (7)           (158)
Other income (expenses), net                             27               -              27               -               -
                                                   --------        --------        --------        --------        --------

Loss before taxes on income                          (1,259)           (824)           (565)           (387)         (1,699)
Taxes on income                                        (234)                           (175)                            (20)
Equity in losses of an affiliated company              (240)           (135)            (95)            (60)           (308)
Minority interest in earning of a subsidiary           (150)                           (105)                            (17)
                                                   --------        --------        --------        --------        --------
Loss from continuing operations                      (1,883)           (959)           (940)           (447)         (2,044)
Loss related to discontinuing segment                     -             (18)              -             (18)             (9)
                                                   --------        --------        --------        --------        --------


Net loss                                           $ (1,883)       $   (977)       $   (940)       $   (465)       $ (2,053)

Basic and diluted net loss per share from
  continuing segment                               $  (0.39)       $  (0.28)       $  (0.19)       $  (0.11)       $  (0.44)
                                                   ========        ========        ========        ========        ========

Basic and diluted net earning per share from
  discontinuing segment                            $      -        $      -        $      -        $      -        $      -
                                                   ========        ========        ========        ========        ========

Basic and diluted net loss per share               $  (0.39)       $  (0.28)       $  (0.19)       $  (0.11)       $  (0.44)
                                                   ========        ========        ========        ========        ========



--------------------------------------------------------------------------------
REVENUES AND GROSS PROFIT FOR OPERATING SEGMENTS FOR THE SECOND QUARTER OF 2005 AND 2004



                                                                         ELECTRONIC
                      CONNECTIVITY              COMMUNICATION            COMPONENTS                   TOTAL
                   -------------------       -------------------       ----------------       -------------------
                   THREE MONTHS ENDED        THREE MONTHS ENDED       THREE MONTHS ENDED       THREE MONTHS ENDED
                         JUNE 30,                  JUNE 30,                 JUNE 30,                JUNE 30,
                   -------------------       -------------------       ----------------       -------------------
                    2005         2004         2005         2004         2005       2004        2005         2004
                   ------       ------       ------       ------       ------       ---       ------       ------
Revenues           $1,055       $1,248       $  872       $  149       $5,450       $ -       $7,321       $1,397
                   ======       ======       ======       ======       ======       ===       ======       ======

Gross profit       $  600       $  669       $  267       $   11       $1,170       $ -       $2,037       $  680
                   ======       ======       ======       ======       ======       ===       ======       ======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                       JUNE 30,     DECEMBER 31,
                                                        2005           2004
                                                       -------       -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                            $ 4,246       $ 2,578
  Marketable securities                                  1,675         2,324
  Trade receivables                                      5,277         4,557
  Other accounts receivable and prepaid expenses         1,621           722
  Inventories                                            3,511         3,086
                                                       -------       -------
Total current assets                                    16,330        13,267
                                                       -------       -------

LONG-TERM ASSETS:
   Marketable securities                                   460           757
   Severance pay fund                                    1,096         1,143
   Investment in affiliated company                      2,232         2,472
   Property, plant and equipment, net                      985         1,019
   Goodwill                                              1,573         1,569
   Customer list, net                                    1,327         1,389
   Other intangible assets, net                            426           471
   Other assets                                            342           398
                                                       -------       -------
Total long-term assets                                   8,441         9,218
                                                       $24,771       $22,485
                                                       =======       =======



                                                                        JUNE 30,    DECEMBER 31,
                                                                          2005          2004
                                                                        -------       -------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Short term loans from banks                                           $ 3,162       $ 1,354
  Current maturities of long-term bank loans and convertible note           809           643
  Trade payables                                                          3,575         3,845
  Employees and payroll accruals                                            724           664
  Deferred revenues                                                         492           364
  Accrued expenses and other liabilities                                  1,395         1,141
                                                                        -------       -------
Total current liabilities                                                10,157         8,011
                                                                        -------       -------

LONG-TERM LIABILITIES:
  Bank loans (net of current maturities)                                     28            54
  Convertible note (net of current maturities)                              694         1,151
  Put option issued to minority shareholders in a subsidiary                359           359
  Deferred taxes                                                            332           348
  Accrued severance pay                                                   1,318         1,468
                                                                        -------       -------
TOTAL long-term liabilities                                               2,731         3,380

MINORITY INTEREST IN A SUBSIDIARY                                           948           809
                                                                        =======       =======

LIABILITIES RELATED TO DISCONTINUED OPERATIONS                              237           237
                                                                        =======       =======

SHAREHOLDERS' EQUITY                                                     10,698        10,048
                                                                        =======       =======

TOTAL liabilities and shareholder's equity                              $24,771       $22,485
                                                                        =======       =======


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